Preliminary Pricing Supplement dated March 23, 2017 (To Prospectus Supplement dated April 30, 2015 and Prospectus dated April 30, 2015)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-202584

Canadian Imperial Bank of Commerce Senior Global Medium-Term Notes (Structured Notes)

BUFFERED RETURN ENHANCED NOTES LINKED TO THE EURO STOXX 50® INDEX DUE MARCH 28, 2019

Issuer:  Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Underlying Asset: The EURO STOXX 50® Index (Bloomberg ticker symbol “SX5E <Index>”)

Calculation Agent:  Canadian Imperial Bank of Commerce

Principal Amount: $7,556,000

Trade Date: March 23, 2017

Issue Date: March 28, 2017

Valuation Date: March 25, 2019†

Maturity Date: March 28, 2019†

Initial Level: 3452.18, the Closing Level of the Underlying Asset on the Trade Date.

Final Level: The Closing Level on the Valuation Date.

Asset Return:  The performance of the Underlying Asset from the Initial Level to the Final Level, calculated as follows:

Final Level – Initial Level

Initial Level

Closing Level: For any date, the official closing level of the Underlying Asset  published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SX5E <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

No periodic interest payments or dividends

No exchange listing; designed to be held to maturity

Payment at Maturity: If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk) a cash payment per $1,000 principal amount Note that you hold calculated as follows:

•             If the Final Level is greater than or equal to the Initial Level, you will receive, for each $1,000 principal amount Note, the lesser of:

o            $1,000 multiplied by the sum of (x) 100% and (y) the product of the Participation Rate and the Asset Return, or

o            $1,000 multiplied by the sum of (x) 100% and (y) the Maximum Return.

•             If the Final Level is less than the Initial Level but greater than or equal to 85% of the Initial Level, you will receive, for each $1,000 principal amount Note, $1,000.

•             If the Final Level is less than 85.00% of the Initial Level, you will receive for each $1,000 principal amount Note, $1,000 multiplied by the sum of (x) 100% and (y) the Downside Leverage Factor × (15% + Asset Return). In this case, you will receive less than the principal amount of your Notes, and you could receive zero.

Buffer Level: -15.00% of the Asset Return (i.e. Final Level equal to 85.00% of the Initial Level).

Maximum Return: 32.50%

Participation Rate: 200%

Downside Leverage Factor: 117.647%

Denominations: Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

†  Subject to postponement in the event of a Market Disruption Event, as described under “Certain Terms of the Notes—Market Disruption Events” in this Pricing Supplement.

The Notes have complex features, and investing in the Notes involves risks not associated with an investment in conventional debt securities. See “Additional Risk Factors” herein on page PRS-11.

The Notes are unsecured obligations of Canadian Imperial Bank of Commerce and all payments on the Notes are subject to the credit risk of Canadian Imperial Bank of Commerce. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this Pricing Supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Principal amount(1)	Agent’s Commission(2)	Proceeds to Canadian Imperial Bank of Commerce
Per Note	$1,000.00	$4.50	$995.50
Total	$7,556,000	$34,002.00	$7,521,998

(1)

Our estimated value of the Notes on the pricing date, based on our internal pricing models, is $986.20 per Note. See “The Bank’s Estimated Value of the Notes” on page PRS-22 of this Pricing Supplement.

(2)

The agent, BNP Paribas Securities Corp., will receive a commission of $4.50 per Note. The agent may pay selected broker-dealers additional marketing, referral or other fees of up to $6.00 in connection with the distribution of the Notes. In no case will the sum of the commissions and fees exceed $10.50 per Note. See “Use of Proceeds and Hedging” and “Supplemental Plan of Distribution” in this Pricing Supplement for information regarding how we may hedge our obligations under the Notes.

BNP Paribas Securities Corp.

ABOUT THIS PRICING SUPPLEMENT

You should read this Pricing Supplement together with the Prospectus dated April 30, 2015 (the “Prospectus”) and the Prospectus Supplement dated April 30, 2015 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes (Structured Notes), of which these Notes are a part, for additional information about the Notes. Information in this Pricing Supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This Pricing Supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, and in the documents referred to in this Pricing Supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and BNP Paribas Securities Corp. (“BNP”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and BNP is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this Pricing Supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this Pricing Supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of BNP, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this Pricing Supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Prospectus Supplement dated April 30, 2015 and Prospectus dated April 30, 2015 filed with the SEC on April 30, 2015: http://www.sec.gov/Archives/edgar/data/1045520/000119312515161379/d916405d424b3.htm

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SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this Pricing Supplement, the Prospectus Supplement dated April 30, 2015 and the Prospectus dated April 30, 2015, each filed with the SEC. See “About This Pricing Supplement” in this Pricing Supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index due March 28, 2019

Underlying Asset:	EURO STOXX 50® Index (Bloomberg ticker symbol “SX5E <Index>”)

CUSIP/ISIN:	13605WCP4 / US13605WCP41

Minimum Investment:	$1,000 (one Note)

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$1,000 per Note

Aggregate Principal Amount of Notes:	$7,556,000

Currency:	U.S. Dollars

Trade Date:	March 23, 2017

Original Issue Date:	March 28, 2017

Valuation Date:	March 25, 2019 The Valuation Date may be delayed by the occurrence of a Market Disruption Event (as defined below). See “Certain Terms of the Notes—Market Disruption Events.”

Trading Day:	A “Trading Day” means a day on which the principal trading market for futures and options on the Underlying Asset is open for trading.

Maturity Date:

March 28, 2019. The Maturity Date may be postponed upon the occurrence of a Market Disruption Event as described below under “Certain Terms of the Notes—Market Disruption Events.” No interest will accrue as a result of delayed payment.

Payment at Maturity:

If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk) a cash payment per $1,000 principal amount Note that you hold calculated as follows:

•                  If the Final Level is greater than or equal to the Initial Level, you will receive, for each $1,000 principal amount Note, the lesser of:

o                $1,000 multiplied by the sum of (x) 100% and (y) the product of the

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Participation Rate and the Asset Return, or

o                $1,000 multiplied by the sum of (x) 100% and (y) the Maximum Return.

•                  If the Final Level is less than the Initial Level but greater than or equal to 85% of the Initial Level, you will receive, for each $1,000 principal amount Note, $1,000.

•                  If the Final Level is less than 85% of the Initial Level, you will receive for each $1,000 principal amount Note, $1,000 multiplied by the sum of (x) 100% and (y) the Downside Leverage Factor × (15% + Asset Return).

In this case, you will receive less than the principal amount of your Notes, and you could receive zero.

Initial Level:	The “Initial Level” of the Underlying Asset is 3452.18, the Closing Level of the Underlying Asset on the Trade Date.

Final Level:	The “Final Level” of the Underlying Asset will be the Closing Level of the Underlying Asset on the Valuation Date.

Closing Level:

For any date, the official closing level of the Underlying Asset published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SX5E <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Underlying Asset will be based on alternate calculations of the Underlying Asset as described in this Pricing Supplement.

Asset Return:

The performance of the Underlying Asset from the Initial Level to the Final Level, calculated as follows:

Final Level – Initial Level
Initial Level

For the avoidance of doubt, the Asset Return may be a negative value.

Buffer Level:	-15.00% of the Asset Return (i.e. Final Level equal to 85.00% of the Initial Level)

Maximum Return:	32.50%

Downside Leverage Factor:	117.647%

Participation Rate:	200%

Principal at Risk:	You may lose up to 100.00% of your initial investment at maturity if the Final Level is below the Initial Level.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different calculation agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at the sole discretion of it, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with

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respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or order to close in New York or Toronto.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes.

Clearance and Settlement:

We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-7 of the accompanying Prospectus Supplement, as modified by this Pricing Supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 100% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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INVESTOR SUITABILITY

The Notes may be suitable for you if:

•	You fully understand the risks inherent in an investment in the Notes, including the risk of losing up to 100.00% of your initial investment.
•	You can tolerate a loss of all or a substantial portion of your initial investment and are willing to make an investment that has the downside market risk of an investment in the Underlying Asset.
•	You do not believe that the Closing Level of the Underlying Asset will decline to an amount lower than the Buffer Level.
•	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Underlying Asset.
•	You accept that there may be little or no secondary market for the Notes.
•

You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

•	You are willing to forego the periodic interest payments that are paid on conventional interest bearing debt securities.

The Notes may not be suitable for you if:

•	You do not fully understand the risks inherent in an investment in the Notes, including the risk of losing up to 100.00% of your initial investment.
•	You require an investment designed to guarantee a full return of principal at maturity.
•

You cannot tolerate a loss of all or a substantial portion of your initial investment and are not willing to make an investment that has the downside market risk of an investment in the Underlying Asset.

•	You believe that the price of the Underlying Asset will decline to an amount lower than the Buffer Level during the term of the Notes.
•	You seek an investment that participates in the appreciation in the price of the Underlying Asset or has unlimited return potential.
•	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Underlying Asset.
•	You seek current income from your investment.
•	You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be a secondary market.
•	You are not willing to assume the credit risk of the Bank for all payments under the Notes.
•	You seek periodic interest payments on your investment.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to an investment in the Notes.

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CERTAIN TERMS OF THE NOTES

Canadian Imperial Bank of Commerce will issue the Notes as part of a series of senior unsecured debt securities entitled “Senior Global Medium-Term Notes (Structured Notes),” which is more fully described in the accompanying Prospectus Supplement and Prospectus. Information included in this Pricing Supplement supersedes information in the Prospectus Supplement and Prospectus to the extent that it is different from that information.

Payment at Maturity

In the event that the stated Maturity Date is not a Business Day, then the relevant payment at maturity will be made on the next Business Day (“Following Business Day Convention”).

Market Disruption Events

If a Market Disruption Event in respect of the Underlying Asset occurs or is continuing on the Valuation Date, the Closing Level of the Underlying Asset for the Valuation Date will equal the Closing Level of the Underlying Asset on the first Trading Day following the Valuation Date on which the Calculation Agent determines that a Market Disruption Event in respect of the Underlying Asset is not continuing. If a Market Disruption Event in respect of the Underlying Asset occurs or is continuing on each Trading Day to and including the seventh Trading Day following the Valuation Date, the Closing Level of the Underlying Asset will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that seventh Trading Day, regardless of the occurrence or continuation of a Market Disruption Event in respect of the Underlying Asset on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level of the Underlying Asset that would have prevailed in the absence of the Market Disruption Event in respect of the Underlying Asset. No interest will accrue as a result of delayed payment. In the event the Valuation Date is postponed as a result of a Market Disruption Event, the Maturity Date will be three Business Days after the Valuation Date, as so postponed.

A “Market Disruption Event” in respect of the Underlying Asset means any event, circumstance or cause which the Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to the Underlying Asset:

•                  a suspension, absence or limitation of trading in futures or options contracts relating to the Underlying Asset in the primary market for those contracts, as determined by the Calculation Agent;

•                  any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to effect transactions in, or obtain market values for, futures or options contracts relating to the Underlying Asset in its primary market;

•                  the closure on any day of the primary market for futures or options contracts relating to the Underlying Asset on a scheduled Trading Day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled Trading Day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled Trading Day for such primary market;

•                  any scheduled Trading Day on which the exchanges or quotation systems, if any, on which futures or options contracts on the Underlying Asset are traded, fails to open for trading during its regular trading session; or

•                  any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” below.

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Adjustments to the Underlying Asset

If at any time a sponsor or publisher of the Underlying Asset (the “Index Sponsor”) makes a material change in the formula for or the method of calculating the Underlying Asset, or in any other way materially modifies the Underlying Asset (other than a modification prescribed in that formula or method to maintain the Underlying Asset in the event of changes in constituent stock and capitalization and other routine events), then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the Closing Level is to be calculated, calculate a substitute Closing Level in accordance with the formula for and method of calculating the Underlying Asset last in effect prior to the change, but using only those securities that comprised the Underlying Asset immediately prior to that change. Accordingly, if the method of calculating the Underlying Asset is modified so that the level of the Underlying Asset is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Underlying Asset in order to arrive at a level of the Underlying Asset as if it had not been modified.

Discontinuance of the Underlying Asset

If the Index Sponsor discontinues publication of the Underlying Asset, and such Index Sponsor or another entity publishes a successor or substitute equity index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Asset (a “Successor Equity Index”), then, upon the Calculation Agent’s notification of that determination to the trustee and the Bank, the Calculation Agent will substitute the Successor Equity Index as calculated by the relevant Index Sponsor or any other entity and calculate the Final Level as described above. Upon any selection by the Calculation Agent of a Successor Equity Index, the Bank will cause notice to be given to holders of the Notes.

In the event that the Index Sponsor discontinues publication of the Underlying Asset prior to, and the discontinuance is continuing on, the Valuation Date and the Calculation Agent determines that no Successor Equity Index is available at such time, the Calculation Agent will calculate a substitute Closing Level in accordance with the formula for and method of calculating the Underlying Asset last in effect prior to the discontinuance, but using only those securities that comprised the Underlying Asset immediately prior to that discontinuance. If a Successor Equity Index is selected or the Calculation Agent calculates a level as a substitute for the Underlying Asset, the Successor Equity Index or level will be used as a substitute for the Underlying Asset for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If on the Valuation Date the Index Sponsor fails to calculate and announce the level of the Underlying Asset, the Calculation Agent will calculate a substitute Closing Level in accordance with the formula for and method of calculating the Underlying Asset last in effect prior to the failure, but using only those securities that comprised the Underlying Asset immediately prior to that failure; provided that, if a Market Disruption Event occurs or is continuing on such day, then the provisions set forth above under “—Market Disruption Events” shall apply in lieu of the foregoing.

Notwithstanding these alternative arrangements, discontinuance of the publication of, or the failure by the Index Sponsor to calculate and announce the level of the Underlying Asset may adversely affect the value of the Notes.

Calculation Agent

The Bank or one of its affiliates will act as Calculation Agent for the Notes and may appoint agents to assist it in the performance of its duties. See “Risk Factors—There Are Potential Conflicts of Interest Between You and the Calculation Agent.” We may appoint a different calculation agent without your consent and without notifying you.

The Calculation Agent will determine the Payment at Maturity you receive on the Maturity Date. In addition, the Calculation Agent will, among other things:

• determine whether a Market Disruption Event has occurred;

• determine if adjustments are required to the Closing Level under various circumstances; and

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• if publication of the Underlying Asset is discontinued, select a Successor Equity Index or, if no Successor Equity Index is available, determine the Closing Level.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Appointment of Independent Calculation Experts

If a calculation or valuation described above under “— Market Disruption Events” or “—Discontinuance of the Underlying Asset” contemplated to be made by the Calculation Agent involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which futures or options contracts on the Underlying Asset are traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the Notes or the Bank. Holders of the Notes will be entitled to rely on any valuation or calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the Calculation Agent and the holders of the Notes. Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the Notes upon request.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the section “Description of Senior Debt Securities — Events of Default” in the accompanying Prospectus) with respect to the Notes, the amount payable on the Notes will be equal to the Payment at Maturity, calculated as though the date of acceleration were the Maturity Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any payments with respect to the Notes in addition to the Payment at Maturity, calculated as set forth in the preceding paragraph.  For more information, see “Description of Senior Debt Securities — Events of Default” beginning on page 9 of the accompanying Prospectus.

Withholding

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that we determine is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

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HYPOTHETICAL PAYMENTS AT MATURITY ON THE NOTES

The following table illustrates the hypothetical total return on the Notes under various circumstances. The “total return” as used in this Pricing Supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis and do not take into account any tax consequences of investing in the Notes.

The hypothetical table and examples below also make the following key assumptions:

•	Initial Level: 100.00*
•	Participation Rate: 200%
•	Downside Leverage Factor: 117.647%
•	Buffer Level: -15.00%
•	Maximum Return: 32.50%

*     The hypothetical Initial Level of 100.00 has been chosen for illustrative purposes only and does not represent the Initial Level for the Underlying Asset. The Initial Level is 3452.18, the Closing Level on the Trade Date. For more information about recent levels of the Underlying Asset, please see “Information Regarding the Underlying Asset” below.

Final Level	Asset Return	Payment at Maturity**	Total Return on Notes
150.00	50.00%	$1,325.00	32.50%
140.00	40.00%	$1,325.00	32.50%
130.00	30.00%	$1,325.00	32.50%
120.00	20.00%	$1,325.00	32.50%
110.00	10.00%	$1,200.00	20.00%
105.00	5.00%	$1,100.00	10.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$941.18	-5.88%
70.00	-30.00%	$823.53	-17.65%
60.00	-40.00%	$705.88	-29.41%
50.00	-50.00%	$588.24	-41.18%
40.00	-60.00%	$470.59	-52.94%
30.00	-70.00%	$352.94	-64.71%
20.00	-80.00%	$235.29	-76.47%
10.00	-90.00%	$117.65	-88.24%
0.00	-100.00%	0	-100.00%

       **per $1,000 principal amount Note

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Underlying Asset increases from an Initial Level of 100.00 to a Final Level of 120.00.

Because the Final Level is greater than or equal to the Initial Level, the payment at maturity will be calculated as follows:

The investor receives the lesser of:

•                  $1,000 × [100% + (200% × Asset Return)]
$1,000 × [100% + (200% × 20.00%)] = $1,400.00

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and

•                  $1,000 × [100% + Maximum Return]
$1,000 × [100% + 32.50%] = $1,325.00

The investor receives a payment at maturity of $1,325.00 per $1,000 principal amount Note. The total return on the investment of the Notes is 32.50%.

Example 2: The level of the Underlying Asset increases from an Initial Level of 100.00 to a Final Level of 110.00.

Because the Final Level is greater than or equal to the Initial Level, the payment at maturity will be calculated as follows:

The investor receives the lesser of:

•                  $1,000 × [100% + (200% × Asset Return)]
$1,000 × [100% + (200% × 10.00%)] = $1,200.00

and

•                  $1,000 × [100% + Maximum Return]
$1,000 × [100% + 32.50%] = $1,325.00

The investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note. The total return on the investment of the Notes is 20.00%.

Example 3: The level of the Underlying Asset decreases from an Initial Level of 100.00 to a Final Level of 90.00.

Because the Final Level is less than the Initial Level but the Asset Return is not less than -15.00%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 4: The level of the Underlying Asset decreases from an Initial Level of 100.00 to a Final Level of 60.00.

Because the Asset Return is less than -15.00%, the investor will receive a payment at maturity of $705.88 per $1,000 principal amount Note calculated as follows:

$1,000 × [100% + (Downside Leverage Factor × (15% + Asset Return))]

$1,000 × [100% + (117.647% × (15% + (60-100 / 100)))]

$1,000 × [100% + (117.647% × (15% + -40%))] = $705.88

The total return on the investment of the Notes is -29.41%.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Bank. If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

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ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this Pricing Supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this Pricing Supplement and the accompanying Prospectus and Prospectus Supplement.

The Notes do not Guarantee Return of Principal; You May Suffer a Loss of up to 100% of the Principal Amount of Your Notes.

The Notes do not guarantee a return of principal. Any payment on the Notes at maturity depends on the Final Level of the Underlying Asset. The Bank will only repay you the full Principal Amount of your Notes if the Asset Return is equal to or greater than -15.00%. If the Asset Return is less than -15.00%, you will lose 1.17647% of your initial investment for every 1.00% that the Asset Return falls below -15.00%.

The Payment at Maturity is Limited Even if the Asset Return is Positive.

If the Asset Return is equal to or greater than 0%, the maximum amount you may receive at maturity, for each $1,000 principal amount Note that you hold, is $1,000 plus an additional amount equal to $1,000 times the Maximum Return. The maximum payment that you may receive at maturity will be $1,325.00 per $1,000 principal amount Note that you hold. You will not participate in any appreciation of the Underlying Asset in excess of the Maximum Return, which may be significant.

The Payment at Maturity Is Not Linked to the Price of the Underlying Asset at Any Time Other Than the Valuation Date.

The Payment at Maturity will be based on the Final Level of the Underlying Asset (subject to adjustments as described). Therefore, for example, if the Closing Level declined substantially as of the Valuation Date compared to the Issue Date, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level prior to the Valuation Date. Although the actual Closing Level at maturity or at other times during the term of the Notes may be higher than the Final Level, your Payment at Maturity will not benefit from the Closing Level at any time other than the Valuation Date.

If the Level of the Underlying Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Underlying Asset. Changes in the level of the Underlying Asset may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased” below.

We Will Not Hold Securities Related to the Underlying Asset for Your Benefit.

The indenture and the terms governing your Notes do not contain any obligation on us or our affiliates to hedge nor any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the futures or options on the Underlying Asset that we or they may acquire. There can be no assurance that any hedging transaction we or our affiliates may undertake with respect to our exposure under the Notes will be successful or will be maintained over the term of the Notes. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including futures or options on the Underlying Asset. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

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You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underlying Asset.

In the ordinary course of their business, we or our affiliates may have expressed views on expected movements in the Underlying Asset, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Underlying Asset may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely solely on views expressed by us or our affiliates. For additional information, see “Information Regarding the Underlying Asset” in this Pricing Supplement.

The Historical Performance of the Underlying Asset Should Not Be Taken as an Indication of Its Future Performance.

The Final Level of the Underlying Asset will determine the amount to be paid on the Notes at maturity. The historical performance of the Underlying Asset does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the level of the Underlying Asset will rise or fall during the term of the Notes. The level of the Underlying Asset will be influenced by complex and interrelated political, economic, financial and other factors.

Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes.

We or one or more of our affiliates may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, or one or more of our affiliates, may have in our or their proprietary account. We and our affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. For additional information regarding our hedging activities, please see “Use of Proceeds and Hedging” in this Pricing Supplement.

In addition, the Bank will serve as Calculation Agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

The Calculation Agent Can Postpone the Determination of the Closing Level if a Market Disruption Event Occurs.

The determination of the Final Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will use the Closing Level on the first subsequent Trading Day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than seven Trading Days. As a result, if a Market Disruption Event occurs or is continuing on the Valuation Date, the Maturity Date for the Notes could also be postponed, although not by more than seven Trading Days. No interest will accrue as a result of delayed payment.

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If the determination of the Final Level for the Valuation Date is postponed to the last possible day, but a Market Disruption Event in respect of that Underlying Asset occurs or is continuing on that day, that day will nevertheless be the date on which the Final Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the level that would have prevailed in the absence of the Market Disruption Event. See “Certain Terms of the Notes—Market Disruption Events.” Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts.”

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment at maturity on the Notes. We will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Underlying Asset has occurred. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the Calculation Agent will affect the payment at maturity on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Certain Terms of the Notes—Appointment of Independent Calculation Experts.”

No Assurance that the Investment View Implicit in the Notes Will Be Successful.

It is impossible to predict with certainty whether and the extent to which the level of the Underlying Asset will rise or fall. There can be no assurance that the Asset Return will be equal to or greater than -15.00%. The Final Level may be influenced by complex and interrelated political, economic, financial and other factors that affect the Underlying Asset. You should be willing to accept the risks of the price performance of equity securities in general and the Underlying Asset in particular, and the risk of losing a significant portion of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Underlying Asset will result in your receiving an amount greater than or equal to the Principal Amount of your Notes. Certain periods of historical performance of the Underlying Asset would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past. See “Information Regarding The Underlying Asset” in this Pricing Supplement for further information regarding the historical performance of the Underlying Asset.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment is Subject to the Credit Risk of the Bank.

The Notes are senior unsecured debt obligations of the Bank and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of Canadian Imperial Bank of Commerce, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of

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the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities — Events of Default” in the Prospectus.

The Indenture does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any securities. We and our affiliates will not pledge or otherwise hold any security for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any securities we hold as a hedge to the Notes will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Underlying Asset over the full term of the Notes, (ii) volatility of the level of the Underlying Asset and the market’s perception of future volatility of the level of the Underlying Asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, (v) dividend yields on securities included in the Underlying Asset, (vi) events involving companies included in the Underlying Asset, and (vii) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the original issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which BNP or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by BNP as a result of dealer discounts, mark-ups or other transaction costs.

The Bank’s Estimated Value of the Notes Is Lower than the Original Issue Price (Price to Public) of the Notes.

The Bank’s estimated value is only an estimate using several factors. The original issue price of the Notes exceeds the Bank’s estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes, are included in the original issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value Does Not Represent Future Values of the Notes and may Differ from Others’ Estimates.

The Bank’s estimated value of the Notes was determined by reference to the Bank’s internal pricing models when the terms of the Notes were set. This estimated value was based on market conditions and other relevant factors existing at that time and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which BNP or any other

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person would be willing to buy Notes from you in secondary market transactions. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value Was not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt.

The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate had an adverse effect on the terms of the Notes and could have an adverse effect on any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

Hedging Activities by the Bank May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes.

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Underlying Asset. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Underlying Asset, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Valuation Date.

Any of these hedging activities may adversely affect the level of the Underlying Asset and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Notes Will Not Be Listed on Any Securities Exchange or Any Inter-Dealer Quotation System; There May Be No Secondary Market for the Notes; Potential Illiquidity of the Secondary Market; Holding of the Notes by BNP or Its or Our Affiliates and Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, BNP or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which BNP or any of its affiliates are willing to transact. If none of BNP or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the entire principal amount of the Notes being offered may not be purchased by investors in the initial offering, and BNP or one or more of its or our affiliates may agree to purchase any unsold portion. BNP or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by BNP or its or our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

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The Notes Are Not Insured by Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

We Cannot Control Actions By Any of the Unaffiliated Companies Whose Securities Are Included in the Underlying Asset.

Actions by any company whose securities are included in the Underlying Asset may have an adverse effect on the price of its security, the ending level and the value of the securities. These companies will not be involved in the offering of the Notes and will have no obligations with respect to the Notes, including any obligation to take our or your interests into consideration for any reason. These companies will not receive any of the proceeds of the offering of the Notes and will not be responsible for, and will not have participated in, the determination of the timing of, prices for, or quantities of, the Notes to be issued. These companies will not be involved with the administration, marketing or trading of the Notes and will have no obligations with respect to the redemption amount to be paid to you at maturity.

We and Our Respective Affiliates Have No Affiliation with the Index Sponsor and Have Not Independently Verified Its Public Disclosure of Information.

We and our respective affiliates are not affiliated in any way with the Index Sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the Underlying Asset. We have derived the information about the Index Sponsor and the Underlying Asset contained herein from publicly available information, without independent verification. You, as an investor in the Notes, should make your own investigation into the Underlying Asset and the Index Sponsor. The Index Sponsor is not involved in the offering of the Notes made hereby in any way and has no obligation to consider your interest as an owner of Notes in taking any actions that might affect the value of the Notes.

The U.S. Federal Tax Consequences of an Investment in the Notes are Unclear.

There is no direct legal authority regarding the proper U.S. federal tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the Internal Revenue Service or a court might not agree with the treatment of the Notes as prepaid forward contracts. If the Internal Revenue Service were successful in asserting an alternative treatment of the Notes, the tax consequences of the ownership and disposition of the Notes might be materially and adversely affected. As described below under “Certain U.S. Federal Income Tax Considerations,” the U.S. Treasury Department and the Internal Revenue Service released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect. Both U.S. and non-U.S. persons considering an investment in the Notes should review carefully the section of this Pricing Supplement entitled “Certain U.S. Federal Income Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

There Can Be No Assurance that the Canadian Federal Income Tax Consequences of an Investment in the Notes Will Not Change in the Future.

There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the Canada Revenue Agency will not be changed in a manner that adversely affects investors. For a discussion of the Canadian federal income tax consequences of investing in the Notes, please read the section entitled “Certain Canadian Federal Income Tax Considerations” in this Pricing Supplement as well as the section entitled “Certain Income Tax Consequences—Certain Canadian Income Tax

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Considerations” in the accompanying Prospectus Supplement. You should consult your tax advisor with respect to your own particular situation.

An Investment In The Notes Is Subject To Risks Associated With Investing In International Securities Markets.

Your return on the Notes and the value of the Notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone.

A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances.  These actions could limit variations in the closing level of the EURO STOXX 50® Index, which could, in turn, adversely affect the value of the securities.  Investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets whose stocks comprise the EURO STOXX 50® Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in the region.  Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar which you would have received if you had owned the securities in the EURO STOXX 50® Index during the term of these securities, although the level of the EURO STOXX 50® Index may be adversely affected by general exchange rate movements in the market.

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INFORMATION REGARDING THE UNDERLYING ASSET

Included in the following pages is a brief description of the Underlying Asset. This information has been obtained from publicly available sources. Also set forth below are tables that provide the quarterly high and low closing price of the Reference Index. We obtained the historical closing price information set forth below from Bloomberg Professional® service (“Bloomberg”) without independent verification. You can obtain the level of the EURO STOXX 50® Index at any time from Bloomberg under the symbol “SX5E”.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg. The historical performance of the Underlying Asset should not be taken as an indication of future performance, and no assurances can be given as to the Final Level of the Underlying Asset. We cannot give you assurance that the performance of the Underlying Asset will result in any positive return on your initial investment.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement. We have not independently verified any of the information herein obtained from outside sources.

This Pricing Supplement relates only to the Notes offered hereby and does not relate to the Underlying Asset or the securities that make up the Underlying Asset.

EURO STOXX 50® Index

General

The EURO STOXX 50® Index (Bloomberg ticker: “SX5E <Index>”) was created by STOXX, which is currently owned by Deutsche Börse AG. Publication of the SX5E began in February 1998, based on an initial index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the SX5E.

Composition and Maintenance of the Underlying Asset

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The SX5E index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the EURO STOXX® Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.” The SX5E index components are monitored for any changes based on the monthly selection list ranking. A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list. The highest-ranked stock that is not an index component will replace it. Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

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The SX5E is also subject to a “fast entry rule.” All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the SX5E index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Computation of the Underlying Asset

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E index level can be expressed as follows:

Index =	Free float market capitalization of the SX5E	x 1,000
Adjusted base date market capitalization of the SX5E

The “free float market capitalization of the SX5E” is equal to the sum of the product of the closing price, number of shares outstanding, free float factor, and weighting cap factor, for each component stock as of the time the SX5E is being calculated.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the SX5E index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the SX5E or any successor to the SX5E. STOXX does not guarantee the accuracy or the completeness of the SX5E or any data included in the SX5E. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the SX5E Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the SX5E or the manner in which the SX5E is applied in determining the amount payable on the notes at maturity.

License Agreement

We have entered into an agreement with STOXX providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the SX5E, which is owned and published by STOXX, in connection with certain securities, including the Notes.

STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the Notes.

STOXX and its Licensors do not sponsor, endorse, sell or promote the Notes; recommend that any person invest in the Notes; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes; have any responsibility or liability for the administration, management or marketing of the Notes; or consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the Notes. Specifically, STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the Notes, the owners of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E; the accuracy or completeness of the SX5E and its data; and the merchantability and the fitness for a particular purpose or use of the SX5E and its data. STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data. Under no circumstances will STOXX or its Licensors

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be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur. The licensing agreement between us and STOXX is solely for our benefit and the benefit of STOXX and not for the benefit of the owners of the Notes or any other third parties.

Historical Data

The following graph sets forth daily closing levels of the Underlying Asset for the period from January 1, 2012 to March 20, 2017. The closing level on March 23, 2017 was 3452.18.

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the Underlying Asset for each quarter in the period from January 1, 2012 through December 31, 2016, and for the period from January 1, 2017 through March 23, 2017.

	High	Low	Last
2012
First Quarter	2608.42	2286.45	2477.28
Second Quarter	2501.18	2068.66	2264.72
Third Quarter	2594.56	2151.54	2454.26
Fourth Quarter	2659.95	2427.32	2635.93
2013
First Quarter	2749.27	2570.52	2624.02
Second Quarter	2835.87	2511.83	2602.59
Third Quarter	2936.20	2570.76	2893.15
Fourth Quarter	3111.37	2902.12	3109.00
2014
First Quarter	3172.43	2962.49	3161.60
Second Quarter	3314.80	3091.52	3228.24
Third Quarter	3289.75	3006.83	3225.93
Fourth Quarter	3277.38	2874.65	3146.43
2015
First Quarter	3731.35	3007.91	3697.38
Second Quarter	3828.78	3424.30	3424.30
Third Quarter	3686.58	3019.34	3100.67
Fourth Quarter	3506.45	3069.05	3267.52
2016
First Quarter	3178.01	2680.35	3004.93
Second Quarter	3151.69	2697.44	2864.74
Third Quarter	3091.66	2761.37	3002.24
Fourth Quarter	3290.52	2954.53	3290.52
2017
First Quarter through March 23, 2017	3452.18	3230.68	3452.18

PRS-20

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement and the Prospectus and to hedge market risks of the Bank associated with its obligation to pay the Principal Amount at maturity of the Notes.

We may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the value of the underlying measure or asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we could receive substantial returns from these hedging activities while the value of the Notes declines.

We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity. The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Additional Risk Factors—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” and “Additional Risk Factors—Certain Business and Trading Activities May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes” in this Pricing Supplement.

PRS-21

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s estimated value of the Notes set forth on the cover of this Pricing Supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s estimated value does not represent a minimum price at which BNP or any other person would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Estimated Value Was Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

The Bank’s estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risk Factors—The Bank’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this Pricing Supplement.

PRS-22

CERTAIN BENEFIT PLAN CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), applies (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term “holder” in this section, we are referring to a beneficial owner of the Notes and not the record holder.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) prohibit plans, as well as individual retirement accounts and Keogh plans to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “parties in interest”) with respect to such plan. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless statutory or administrative exemptive relief is available. Therefore, a fiduciary of a plan should also consider whether an investment in the Notes might constitute or give rise to a prohibited transaction under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA (collectively, “Non-ERISA Arrangements”), are not subject to the requirements of ERISA, or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).

We and our affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the Notes are purchased by a plan. In particular, the fiduciary of the plan should consider whether statutory or administrative exemptive relief is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are:

•                  PTCE 96-23, for specified transactions determined by in-house asset managers;

•                  PTCE 95-60, for specified transactions involving insurance company general accounts;

•                  PTCE 91-38, for specified transactions involving bank collective investment funds;

•                  PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•                  PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction of the plan receives no less, and pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding that either:

•                  no portion of the assets used by such purchaser or holder to acquire or purchase the Notes constitutes assets of any plan or Non-ERISA Arrangement; or

PRS-23

•                  an administrative or statutory exemption applies to their purchase and holding of the Notes and the purchase and holding of the Notes by such purchaser or holder will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the potential consequences under ERISA and the Code of the acquisition of the Notes and the availability of exemptive relief.

The Notes are contractual financial instruments. The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes. The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser or holder of the Notes acknowledges and agrees that:

(i)       the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (a) the design and terms of the Notes, (b) the purchaser or holder’s investment in the Notes, or (c) the exercise of or failure to exercise any rights we have under or with respect to the Notes;

(ii)      we and our affiliates have acted and will act solely for our own account in connection with (a) all transactions relating to the Notes and (b) all hedging transactions in connection with our obligations under the Notes;

(iii)     any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)     our interests may be adverse to the interests of the purchaser or holder; and

(v)     neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Purchasers of the Notes have the exclusive responsibility for ensuring that their purchase, holding and subsequent disposition of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the Notes would be appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, plans or Non-ERISA Arrangements generally or any particular plan or Non-ERISA Arrangement.

PRS-24

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the section called “Certain Income Tax Consequences—United States Taxation” in the accompanying Prospectus Supplement, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus Supplement.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This summary applies only to holders that acquire their Notes in this offering for a price equal to the principal amount, which we understand will be at par, and hold such Notes as capital assets, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary does not apply to any holder that is subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns the notes as part of a straddle or a hedging or conversion transaction for tax purposes,

•	a person that purchases or sells the notes as part of a wash sale for tax purposes,

•	a regulated investment company or real estate investment trust,

•	a U.S. holder (as defined in the accompanying Prospectus Supplement) whose functional currency for tax purposes is not the U.S. dollar,

•	a U.S. holder subject to the alternative minimum tax, or

•	U.S. expatriates.

This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

If a partnership holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes if you are a partner in a partnership holding the Notes.

PRS-25

General

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes.

In the opinion of our counsel, Mayer Brown LLP, it would be generally reasonable to treat the Notes as prepaid cash-settled derivative contracts. The terms of the Notes will provide that you agree to treat the Notes in this manner for all U.S. federal income tax purposes.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

Tax Consequences to U.S. Holders

You should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in the Notes will be equal to the price you paid for them. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations.

The holding period for Notes of a U.S. holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the maturity date.

Possible Alternative Tax Treatments of an Investment in the Notes

As noted above, there is no judicial or administrative authority discussing how the Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

The U.S. Treasury Department and the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. The notice also states that the Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is not clear whether the Notes would be viewed as similar to instruments discussed in such notice, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Similarly, the Internal Revenue Service might assert, and a possible alternative treatment with respect to the Notes would be, to treat the Notes as a single debt instrument. Such a debt instrument may be subject to the special tax rules governing contingent payment debt instruments.

If the Notes are subject to such special rules applicable to contingent payment debt instruments, the amount of interest U.S. holders are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing “original issue discount” or OID on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is

PRS-26

applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a Note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that Note equal to the comparable yield. This projected payment schedule will consist of the principal amount, any noncontingent payments provided under the terms of the Note, and a projection for tax purposes of each contingent payment. These rules could possibly have the effect of requiring U.S. holders to include amounts in income in respect of the Notes prior to receipt of cash attributable to that income. In addition to accruing interest income in accordance with the comparable yield, a U.S. holder will be required to make adjustments if the actual amounts that holder receives in any taxable year differs from the projected payment schedule. These rules could possibly have the effect of requiring U.S. holders to include amounts in income in respect of the Notes prior to receipt of cash attributable to that income.

U.S. holders will recognize gain or loss on the sale, redemption or maturity of Notes treated as contingent payment debt instruments in an amount equal to the difference, if any, between the amount of cash received at that time and their adjusted basis in the Notes. The application of these rules could reduce or eliminate any amounts treated as long-term capital gains.  In general, a U.S. holder’s adjusted basis in such Notes will equal the amount the holder paid for the Notes, increased by the amount of interest that was previously accrued with respect to the Notes. Any such gain will generally be ordinary income and any such loss that will generally be ordinary loss to the extent the interest included as income in the current or previous taxable years, and thereafter will be capital loss.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or retirement of the Notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. A non-U.S. holder (or financial institution holding the Notes on behalf of the non-U.S. holder) that provides the applicable withholding agent with the appropriate Internal Revenue Service Form W-8 will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the Internal Revenue Service.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders.

For information regarding backup withholding and information reporting considerations with respect to the Notes, please see the discussion under “Certain Income Tax Consequences—United States Taxation—U.S. Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

Tax Consequences to Non-U.S. Holders

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of a security that is not a partnership or other entity treated as a partnership and is not a U.S. holder. If you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes, provided that the payment is not effectively connected with your conduct of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if you are a nonresident alien individual and are present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale or exchange and certain other conditions are satisfied.

If you are engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, sale or exchange of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-U.S. holder in the

PRS-27

U.S.), you generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if you were a U.S. holder as described under the heading “—U.S. Holders,” above. In addition, non-U.S. holders that are foreign corporations, may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of their earnings and profits that are withdrawn from the U.S. for the taxable year that are effectively connected with their conduct of a trade or business in the U.S., subject to certain adjustments.

Notwithstanding the above, if we determine that there is a material risk that we will be required to withhold on any payments on the Notes, we may withhold on any such payment to a non-U.S. holder at a 30% rate, unless such non-U.S. holder has provided to us (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding. If we elect to withhold and such non-U.S. holder has provided us with a valid Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W-8BEN-E claiming tax treaty benefits that reduce or eliminate withholding, we may nevertheless withhold up to 30% on any payments if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.

A dividend equivalent payment made with respect to an equity-linked instrument is treated as a U.S.-source dividend. Such payments are generally subject to a 30% U.S. withholding tax (or lower rate if a tax treaty applies) when paid to a non-U.S. holder. Treasury regulations provide that certain equity-linked instruments with payments that are contingent upon or determined by reference to U.S.-source dividends (including payments reflecting adjustments for dividends), are considered to pay dividend equivalents. Applicable regulations exempt equity-linked instruments referencing qualified indices from these rules. Depending on the composition of the Underlying Shares, a note might be treated as an equity-linked instrument; however, since it references the EURO STOXX 50® Index, which is a qualified index, it will be exempt from the withholding tax rules specified for dividend equivalents.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate. Additionally, as discussed above, the Internal Revenue Service has indicated that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. Prospective non-U.S. holders of the Notes should consult their own tax advisors in this regard.

The gross estate of a non-U.S. holder domiciled outside the United States includes only property situated in the United States. A security may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the security at the time of his or her death. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the Notes at death.

Additional Information for Investors

For information regarding the applicability of FATCA to the Notes, please see the discussion under “Certain Income Tax Consequences—United States Taxation—Recent Legislative Developments” in the accompanying Prospectus Supplement. FATCA may impose a 30% withholding tax on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S.-source dividends or interest. The Internal Revenue Service recently announced in published guidance its intent to amend the regulations to extend the effective date of withholding on gross proceeds to 1 January 2019. Similarly, the Internal Revenue Service announced its intention to delay the effective date of withholding tax on “foreign passthru payments” to the later of 1 January 2019 or the date of publication of final U.S. Treasury regulations defining such term.

PRS-28

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to an investor who acquires beneficial ownership of a Note pursuant to this Pricing Supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the investor disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the accompanying Prospectus Supplement and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act. In addition, it is not clear whether the recent amendments to the Canadian Tax Act originally announced in the 2016 Canadian Federal Budget could impact the Canadian tax consequences of a transfer or assignment of a Note by a Non-Resident Holder to a transferee resident in Canada for the purposes of the Canadian Tax Act, and in particular, whether Canadian withholding tax could apply in respect of such a transfer or assignment, regardless of whether such Note is an “excluded obligation” as described under “Certain Income Tax Consequences — Certain Canadian Income Tax Considerations” in the accompanying Prospectus Supplement. Non-Resident Holders should consult with their own tax advisors in this regard.

PRS-29

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Notes are being purchased by BNP as principal, pursuant to a distribution agreement between BNP and us. We have agreed to pay certain of BNP expenses in connection with the offering of the Notes.

From time to time, BNP and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, BNP or one of its affiliates may be our swap counterparty for a hedge relating to our obligations under the Notes.

In the future, BNP and its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or otherwise. Unless you are informed otherwise in the confirmation of sale, this pricing supplement and the accompanying prospectus supplement and prospectus are being used in connection with the initial distribution of the Notes and not in a market-making transaction.

BNP has committed to purchase all of these Notes in the initial public offering of the Notes if any are purchased.

BNP may pay selected broker-dealers additional marketing, referral or other fees of up to $6.00 in connection with the distribution of the Notes. In no case will the sum of the commissions and fees exceed $10.50 per Note.

The principal amount of the Notes includes the commission received by BNP and the projected profit that our hedge counterparties expect to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. We expect to hedge our obligations through an affiliate of BNP, one of our affiliates and/or another unaffiliated counterparty. Because hedging our obligations entails risks and may be influenced by market forces beyond the counterparties’ control, such hedging may result in a profit that is more or less than expected, or could result in a loss. The agent’s commission and projected profit of our hedge counterparties reduce the economic terms of the Notes. In addition, the fact that the principal amount includes these items is expected to adversely affect the secondary market prices of the Notes. These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transaction. See “Use of Proceeds and Hedging” on page PRS-21.

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on a national securities exchange. BNP may make a market for the Notes, as applicable laws and regulations permit, but is not obligated to do so and may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for the Notes.

Settlement for the Notes will be made in immediately available funds. The Notes will be in the Same Day Funds Settlement System at DTC and, to the extent any secondary market trading in the Notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

Canadian Imperial Bank of Commerce has agreed to indemnify BNP against certain liabilities, including liabilities under the Securities Act of 1933.

No action has been or will be taken by Canadian Imperial Bank of Commerce, BNP or any broker-dealer affiliates of either Canadian Imperial Bank of Commerce or BNP that would permit a public offering of the Notes or possession or distribution of this Pricing Supplement or the accompanying Prospectus and Prospectus Supplement in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this Pricing Supplement or the accompanying Prospectus Supplement and Prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on Canadian Imperial Bank of Commerce, BNP or any broker-dealer affiliates of either Canadian Imperial Bank of Commerce or BNP.

PRS-30

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada), and subject to any bail-in conversion requirements under the Canada Deposit Insurance Corporation Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated October 2, 2015, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K filed with the SEC on October 2, 2015.

In the opinion of Mayer Brown LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated October 2, 2015, which has been filed as Exhibit 5.1 to the Bank’s Form 6-K filed on October 2, 2015.

PRS-31